July 11, 2005

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

JER Investors Trust Inc.

Registration Statement on Form S-11

                File No. 333-122802

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), we, the underwriters, hereby join with JER Investors Trust Inc. in requesting that the effective date for the Registration Statement referred to above be accelerated so that such Registration Statement will become effective at 4:00 p.m. EDT on July 13, 2005, or as soon thereafter as practicable. The undersigned hereby confirm that we are aware of our responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of common stock of JER Investors Trust Inc. specified in the above captioned Registration Statement.

Sincerely,

Friedman, Billings, Ramsey & Co., Inc. As representative of the several underwriters

By:	/s/ James R. Kleeblatt
Name:	James R. Kleeblatt
Title:	Senior Managing Director

JER INVESTORS TRUST INC.

1650 TYSONS BOULEVARD

SUITE 1600

MCLEAN, VA 22102

July 11, 2005

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

VIA EDGAR AND FACSIMILE

RE:	JER Investors Trust Inc. Registration Statement on
Form S-11 (No. 333-122802)

Ladies and Gentlemen:

Pursuant to Rules 461(a) under the Securities Act of 1933, as amended, JER Investors Trust Inc., a Maryland corporation (the “Company”), hereby requests acceleration of the effective date of its Registration Statement on Form S-11 (File No. 333-122802) (the “Registration Statement”), relating to the registration of 12,245,752 shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”), so that the Registration Statement may be declared effective at 4:00 p.m. on Wednesday, July 13, 2005, or as early as practicable thereafter.

We acknowledge that the disclosure in the filing is the responsibility of the Company. The Company represents to the Securities and Exchange Commission (the “Commission”) that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing and that it will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company further acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

The Company requests that it be notified of such effectiveness by a telephone call to David J. Goldschmidt at (212) 735-3574 or Daniel T. Ward at (703) 714-8071 and that such effectiveness also be confirmed in writing.

Very truly yours,

JER INVESTORS TRUST INC.

By:	/s/ Daniel T. Ward
Name:	Daniel T. Ward
Title:	Secretary

July 11, 2005

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

JER Investors Trust Inc.

Registration Statement on Form S-11

                File No. 333-122802

Ladies and Gentlemen:

In connection with the above captioned offering and in accordance with Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, please be advised that the undersigned have effected approximately the following distribution of the copies of the Preliminary Prospectus dated June 22, 2005.

45 sent to 9 Prospective Underwriters

3,364 sent to 3,364 Institutions

5,791 sent to 5,791 Individuals

This letter shall also confirm that the underwriters of the above captioned offering have complied and will continue to comply with all provisions of Rule 15c2-8 under the Securities Exchange Act of 1934.

[Signature page follows.]

Sincerely,

Friedman, Billings, Ramsey & Co., Inc. As representative of the several underwriters

By:	/s/ James R. Kleeblatt
Name:	James R. Kleeblatt
Title:	Senior Managing Director

[Signature page to Rule 460 letter.]